Filed Pursuant to Rule 433
                                                         File No.: 333-125248-03


March 13, 2006

UPDATE to Structural and Collateral Information Free Writing Prospectus dated March 2006, Free Writing Prospectus Dated March 3, 2006 (the "March 3 FWP") and Structural and Collateral Information Free Writing Prospectus Dated March 9, 2006

GE Commercial Mortgage Corporation, Commercial Mortgage Pass-Through Certificates, Series 2006-C1

GMH Communities Trust ("GMH"), one of the co-sponsors of two of the mortgage loans (the "Loans") included in the GE Commercial Mortgage Corporation, Series 2006-C1 Trust, issued a press release on Monday, March 13, 2006 (the "Press Release"), announcing that it has postponed the release of the results of its 2005 fourth quarter and year-end earnings. According to the Press Release, the delay results from an investigation by GMH's internal audit committee revealing several material weaknesses in GMH's control over financial reporting. However, GMH noted in the Press Release that none of the weaknesses identified by the audit committee materially affects the operating characteristics of GMH's student housing properties or military housing projects. Both Loans are secured by student housing multifamily properties and are included in Loan Group 2. One of the Loans, identified as Loan No. 9 on Annex A-1 to the March 3 FWP and known as "Grand Marc at Riverside," represents approximately 2.62% of the Initial Pool Balance (or approximately 13.94% of the Initial Loan Group 2 Balance), has an original principal balance of $42,090,680, an LTV Ratio of 69.46% and a DSCR of 1.65x. The other Loan, identified as Loan No. 11 on Annex A-1 to the March 3 FWP and known as "Pegasus -- GMH," represents approximately 1.86% of the Initial Pool Balance (or approximately 9.91% of the Initial Loan Group 2 Balance), has an original principal balance of $29,914,000, an LTV Ratio of 60.49% and a DSCR of 1.95x.

GE Commercial Mortgage Corporation (the "Depositor") has filed a registration statement (including a prospectus) (SEC File no. 333-125248) with the SEC for the new offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Depositor has filed with the SEC for more complete information about the Depositor, the issuing entity, and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Depositor, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-294-1322 or by email to the following address: dg.prospectus_distribution@bofasecurities.com.

This free writing prospectus does not contain all information that is required to be included in a prospectus required to be filed as part of a registration statement. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Certificates, supersedes any conflicting information contained in any prior similar materials relating to the Certificates. The information in this free writing prospectus may be amended or supplemented. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Certificates, until the underwriters have accepted your offer to purchase Certificates; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

You are advised that the terms of the Certificates, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of Certificates may be split, combined or eliminated), at any time prior to the time sales to purchasers of the Certificates will first be made. You are advised that Certificates may not be issued that have the characteristics described in these materials. The underwriter's obligation to sell such Certificates to you is conditioned on the mortgage loans and Certificates having the characteristics described in these materials. If a material change does occur with respect to such Certificates, our contract will terminate, by its terms, without any further obligation or liability between us (an "Automatic Termination"). If an Automatic Termination does occur, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the Certificates which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

This free writing prospectus was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding the pool assets and structure, including payments, interest rates, weighted average lives and weighted average loan age, loss, spreads, market availability and other matters. The actual amount, rate or timing of payments on any of the underlying assets may be different, and sometimes materially different than anticipated, and therefore the pricing, payment or yield information regarding the Certificates may be different from the information provided herein. There can be no assurance that actual pricing will be completed at the indicated value(s). In addition, pricing of the Certificates may vary significantly from the information contained in this free writing prospectus as a result of various factors, including, without limitation, prevailing credit spreads, market positioning, financing costs, hedging costs and risk and use of capital and profit. The pricing estimates contained herein may vary during the course of any particular day and from day to day. You should consult with your own accounting or other advisors as to the adequacy of the information in this free writing prospectus for your purposes.

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                             IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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